Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

PROFIT WARNING

ANNOUNCEMENT ON ESTIMATED LOSS IN INTERIM RESULTS OF 2023

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors of the Company (the “Board”) and all the members of the Board warrant that there are no false representation, misleading statements or material omissions, and accept legal responsibilities for the truthfulness, accuracy and completeness of its contents.

Important Notice:

•

Under the China Accounting Standards for Business Enterprises, the Group estimates to record a net loss attributable to equity shareholders of the Company of approximately RMB900 million to RMB1,100 million in the first half of 2023.

•

Under the China Accounting Standards for Business Enterprises, the Group estimates to record a net loss attributable to equity shareholders of the Company after deducting non-recurring items of approximately RMB887 million to RMB1,084 million in the first half of 2023.

1.	Estimated results of the Period

(1)	Period of estimated results: 1 January 2023 to 30 June 2023 (the “Period”).

(2)

Estimated results: based on preliminary estimates by the finance department of the Company, the Company and its subsidiaries (the “Group”) estimate to record a net loss attributable to equity shareholders of the Company of approximately RMB900 million to RMB1,100 million as of 30 June 2023. The Group estimates that the net loss attributable to the equity shareholders of the Group after deducting non-recurring items will be approximately RMB887 million to RMB1,084 million as of 30 June 2023. Specific financial figures will be disclosed in the 2023 interim report of the Company.

(3)	The estimated results have not been reviewed or audited by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit/(loss) attributable to equity shareholders of the Company (RMB’000)	(436,009)
Net profit/(loss) attributable to the equity shareholders of the Company after deducting non-recurring items (RMB’000)	(402,544)
Earnings/(loss) per share (RMB per share)	(0.040)

3.	Major reasons for estimated loss in the results for the Period

In the first half of 2023, the decrease in the average price of major petrochemical products of the Company exceeded the decrease in the average price of the crude oil under the effects of market demand, thus the products’ gross profit decreased; and the Company’s investment income has dropped.

4.	Risk Warning

The Company does not have any significant uncertainties that will affect the accuracy of the contents of these estimated results.

5.	Other information

The estimated figures above are based on preliminary assessment only. Specific and accurate financial figures will be disclosed in the 2023 interim report to be officially published by the Company. Investors are advised to pay attention to the investment risk.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 14 July 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Qin Zhaohui; and the independent non-executive directors of the Company are Tang Song, Chen Haifeng, Yang Jun, Zhou Ying and Huang Jiangdong.